

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2024

Sean Homuth
Chief Executive Officer
KWESST Micro Systems Inc.
155 Terence Matthews Crescent,
Unit #1, Ottawa, Ontario, K2M 2A8

> **Re: KWESST Micro Systems Inc.**
> **Registration Statement on Form F-3**
> **Filed November 19, 2024**
> **File No. 333-283343**

Dear Sean Homuth:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten at 202-551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Richard Raymer, Esq.